Exhibit 12
Coca-Cola Bottling Co. Consolidated
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	First Quarter
	2009	2008
Computation of Earnings:
Income (loss) before income taxes	$11,883	$(6,759)
Add:
Interest expense	8,693	9,820
Amortization of debt premium/discount and expenses	603	615
Interest portion of rent expense	346	308

Earnings as adjusted	$21,525	$3,984

Computation of Fixed Charges:
Interest expense	$8,693	$9,820
Capitalized interest	79	158
Amortization of debt premium/discount and expenses	603	615
Interest portion of rent expense	346	308

Fixed charges	$9,721	$10,901

Ratio of Earnings to Fixed Charges	2.21	0.37